UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Private Placement Offering

On July 31, 2026, NewcelX Ltd. (the “Company”) entered into definitive securities purchase agreements (the “Purchase Agreement”) for a private placement financing with certain accredited investors (the “Offering”). Under the Purchase Agreement, the investors have agreed to purchase 347,134 common shares, par value CHF 0.05 per share, or pre-funded warrants in lieu thereof, at a purchase price of $4.033 per share and common warrants to purchase up to 347,134 common shares at an exercise price of $4.437 per share. The common warrants shall have a term of five years.

The offering is expected to result in gross proceeds to the Company of $1.4 million. Cash exercise of the warrants in full would result in an additional approximately $1.5 million in gross proceeds to the Company. The Company intends to use the net proceeds from the offering, together with its current cash position, and previously announced $25 million equity line, primarily to advance NCEL-101, NewcelX’s lead program for Type 1 Diabetes, in collaboration with Eledon Pharmaceuticals, and for working capital and general corporate purposes.

The offering is expected to close on or about August 14, 2026, subject to the satisfaction of customary closing conditions.

Under the Purchase Agreement, the Company has agreed not to (i) enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or common share equivalents, or (ii) file any registration statement or amendment or supplement thereto, for a period of 60 days, subject to certain customary exceptions.

Further, pursuant to the terms of the Purchase Agreement, the Company has agreed to file a registration statement related to the resale of the common shares and common shares underlying the pre-funded warrants and common warrants, and shall use reasonable best efforts to file such registration statement within 45 calendar days of the date of the Purchase Agreement.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The common shares, pre-funded warrants, common warrants and the common shares underlying the pre-funded warrants and common warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and have acquired the foregoing securities as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The common shares, pre-funded warrants, common warrants and the common shares underlying the pre-funded warrants and common warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the common shares, pre-funded warrants, common warrants and the common shares underlying the pre-funded warrants and common warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing summaries of the Purchase Agreement, the pre-funded warrants, and common warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

This Form 6-K is hereby incorporated by reference into the registrant’s registration statements on F-3 (File Nos. File Nos. 333-282788, 333-268690, 333-269220, 333-295770 and 333-284811) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report of on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, the Company is using forward-looking statements when it discusses the timing and completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds of the offering. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description of Document
10.1	Form of Securities Purchase Agreement dated as of July 29, 2026, by and among the Company and the investors signatory thereto
10.2	Form of Pre-Funded Warrant
10.3	Form of Common Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: August 3, 2026	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Chief Executive Officer

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